               ----------------------------------------------


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1993 or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED] for the transition period from _____________ to
     ______________.



     Commission File Number ...............    1-5964


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alco Standard Corporation Stock Participation Plan.


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          ALCO STANDARD CORPORATION
                                P.O. BOX 834
                         VALLEY FORGE, PA 19482-0834

                            REQUIRED INFORMATION
                            --------------------

a.  Financial Statements. The following financial statements are furnished for
    --------------------
    the Plan.


    1. Audited Statements of Net Assets Available for Benefits - December 31, 1993 and December 31, 1992.

    2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1993 and December 31, 1992.

    3.  Notes to Financial Statements

    4.  Schedules

        (a)   Assets Held for Investment

        (b) Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


b.  Exhibits
    --------

        Exhibit 23  Consent of Independent Auditors

                                   Financial Statements and Schedules

                                   Alco Standard Corporation
                                   Stock Participation Plan

                                   Years ended December 31, 1993 and 1992
                                   with Report of Independent Auditors

                          Alco Standard Corporation
                          Stock Participation Plan

                     Financial Statements and Schedules

                   Years ended December 31, 1993 and 1992


                                  CONTENTS
Report of Independent Auditors..............................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............    2
Statements of Changes in Net Assets Available for Benefits..    3
Notes to Financial Statements...............................    4


Schedules

Assets Held for Investment..................................    7
Transactions or Series of Transactions in Excess of
 5% of the Current Value of Plan Assets.....................    8

                       Report of Independent Auditors


Trustees of the Alco Standard Corporation
Stock Participation Plan

We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Stock Participation Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alco Standard Corporation Stock Participation Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



May 20, 1994

                          Alco Standard Corporation
                          Stock Participation Plan

               Statements of Net Assets Available for Benefits

                                                           December 31
                                                        1993         1992
                                                  -----------------------------

Assets
Cash                                               $    256,564   $    195,569
Investments at fair value:
 Alco Standard Corporation common stock:
   1993--4,508,927 shares; cost--$127,279,793;
   1992--4,423,450 shares; cost--$111,773,801;      246,863,753    160,902,994
 Pre-retirement Fund                                  5,312,493      4,279,322
Interest income receivable                               84,140              -
Contributions receivable                              2,686,575      2,080,518
                                                  -----------------------------
                                                    255,203,525    167,458,403

Liabilities
Benefits payable                                              -      1,037,980
                                                  -----------------------------
Net assets available for benefits                  $255,203,525   $166,420,423
                                                  =============================

See accompanying notes.

                           Alco Standard Corporation
                           Stock Participation Plan

          Statements of Changes in Net Assets Available for Benefits

                                                      Year ended December 31
                                                        1993         1992
                                                  -----------------------------
Additions:
 Employee contributions                            $ 21,257,885   $ 17,570,849
 Employer contributions                              13,384,986     11,223,037
 Dividend income                                      4,330,665      3,929,940
 Interest income                                        350,197        303,187
                                                  -----------------------------
Total additions                                      39,323,733     33,027,013

Deductions:
  Benefits:
    Cash                                                953,876        656,010
    Alco Standard Corporation
      common stock                                   31,951,633     20,169,297
  Administrative expenses                               170,707        167,729
                                                  -----------------------------
Total deductions                                     33,076,216     20,993,036
                                                  -----------------------------
                                                      6,247,517     12,033,977

Realized and unrealized gain on
 investments                                         82,535,585      8,613,719
                                                  -----------------------------
Net increase for the year                            88,783,102     20,647,696

Net assets available for benefits at
 beginning of year                                  166,420,423    145,772,727
                                                  -----------------------------
Net assets available for benefits at
 end of year                                       $255,203,525   $166,420,423
                                                  =============================


See accompanying notes.

                           Alco Standard Corporation
                           Stock Participation Plan

                         Notes to Financial Statements

                              December 31, 1993

  1.  Significant Accounting Policies

  Basis of Presentation

  The accounting records of the Plan are maintained on the accrual basis. Employee contributions and related employer required matching contributions are recognized when withheld from the employees' pay.

  Investments

  The cost of investments in Alco Standard Corporation common stock represents the amount paid less the average cost of stock distributions. The market value of the investments is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

  The Pre-retirement Fund consists of investments in investment contracts. This Fund is managed jointly by an insurance company and two trust companies.

  Investments in the Pre-retirement Fund are valued at contract value which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses.

  Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the market value and cost of distributions of stock for withdrawals or terminated participants.

  Benefits Payable

  As required by the Internal Revenue Service, a $2,559,327 benefit payable and related expense is reported on Form 5500 for the plan year ended December 31, 1993.


  2.  Description of Plan

  The Alco Standard Corporation Stock Participation Plan is a defined contribution plan. With certain exceptions, participation is limited to full-time and part-time personnel of Alco Standard Corporation and its domestic subsidiaries which adopt the Plan.

                           Alco Standard Corporation
                           Stock Participation Plan

                   Notes to Financial Statements (continued)


  2.  Description of Plan (continued)

  Participants may elect to contribute on a pretax basis an amount which is not less than 2% nor more than 6% of annual regular salaries or wages paid, so long as such amount does not exceed the maximum allowable under the Internal Revenue Code. Sponsoring units of Alco (employers) contribute an amount equal to two-thirds of the participants' before-tax contributions. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested upon retirement, position termination due to permanent shutdown of plant and department, total and permanent disability, or death.

  All contributions (and any dividends thereon) will be invested in Alco Standard Corporation common stock except for the purpose of temporary investment pending either the purchase of Alco Standard Corporation stock, the distribution of cash from the Plan, or the elimination of fractional shares. For this purpose, contributions not invested in Alco Standard Corporation stock can be invested in cash equivalents. Once the participant reaches the age of 55, the participant has the option to exchange a portion of the value of common stock for an investment in a guaranteed investment contract.

  The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

  Administrative expenses of the Plan are paid by the Plan.

  As of December 31, 1993 and 1992, there were 14,626 and 12,182 individuals participating in the Plan, respectively.

  Information about the Plan, including vesting and withdrawal provisions, is contained in the Summary Plan Description, which is available from the Plan Administrator.

                           Alco Standard Corporation
                           Stock Participation Plan

                   Notes to Financial Statements (continued)


  3.  Income Tax Status

  The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


  4.  Transactions with Parties in Interest

  During 1993 and 1992, respectively, the Plan purchased from Alco Standard Corporation 816,560 shares (cost $36,414,787) and 924,116 shares (cost $33,614,751) of its common stock. Amounts paid for these shares approximated the average market price in the month of purchase.

                           Alco Standard Corporation
                           Stock Participation Plan

                          Assets Held for Investment

                               December 31, 1993


                                             Description                             Current
Identity of Issue                           of Investment             Cost            Value
- - - -------------------------------------------------------------------------------------------------
Alco Standard Corporation*
  Common stock--4,508,927 shares         Common stock              $127,279,793    $246,863,753

Connecticut General Life Insurance       Guaranteed
  Company Guaranteed Long-Term Fund      Investment Contracts         2,718,091       2,718,091

La Salle National Trust Company Income   Guaranteed
  Plus Fund                              Investment Contracts         1,299,774       1,299,774

Fidelity Management Trust Company        Guaranteed
  Managed Income Portfolio               Investment Contracts         1,294,628       1,294,628
                                                              -----------------------------------
                                                                   $132,592,286    $252,176,246
                                                              ===================================

*  Party-in-interest.

                           Alco Standard Corporation
                           Stock Participation Plan

              Transactions or Series of Transactions in Excess of
                    5% of the Current Value of Plan Assets

                         Year ended December 31, 1993


                                                                                 Selling Price
        Identity of         Description                                           or Maturity                       Net Gain
      Party Involved         of Assets                        Purchase Price        Value            Cost           or (Loss)
- - - ---------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating 5% of plan assets
- - - ----------------------------------------------------------------------------------------

Alco Standard          Common stock--purchased 816,560
  Corporation*         shares in 12 transactions; distributed
                       731,083 shares in 12 transactions       $36,414,787      $32,989,613      $20,908,795      $12,080,818


Pursuant to DOL Regulation Section 2520.103-6, there were no category I, II, or IV reportable transactions during 1993.



* Party-in-interest.

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                     ALCO STANDARD CORPORATION
                                                      STOCK PARTICIPATION PLAN
                                                      ------------------------



By: /s/Donna G. Yurick
   ---------------------------                            Dated: June 22, 1994
     Donna G. Yurick
     Plan Administrator

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                     ALCO STANDARD CORPORATION
                                                      STOCK PARTICIPATION PLAN
                                                      ------------------------



By:
   ---------------------------                            Dated: June 22, 1994
     Donna G. Yurick
     Plan Administrator

                                  FORM 11-K

             ALCO STANDARD CORPORATION STOCK PARTICIPATION PLAN

                     FISCAL YEAR ENDED DECEMBER 31, 1993




                              INDEX TO EXHIBIT
                              ----------------

Exhibit Number                      Description
- - - --------------                      -----------

Exhibit 23                       Consent of Independent Auditors